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AB
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08026386

SECUR. .SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alluvion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Poplar Avenue, Suite 809
(No. and Street)

Memphis	TN	38137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lowell S. Wilson — (901) 763-0744 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Pkwy, Ste 101	Cordova	TN	38016-4925
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lowell S. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alluvion Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MY COMMISSION EXPIRES: September 30, 2009

CARRIE A. POOLE STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

Board of Governors
Alluvion Securities, LLC

We have audited the accompanying statement of financial condition of Alluvion Securities, LLC, as of December 31, 2007, and the related statements of income, members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alluvion Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
February 22, 2008

Jackson Howell & Associates, PLLC

Alluvion Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$ 237,807
Receivables from broker-dealers	27,774
Securities owned, at market value	1,141,271
Furniture and equipment, at cost, less accumulated depreciation of $6,385	57,301
Other assets	27,921
	$1,492,074

LIABILITIES AND MEMBERS' EQUITY

Payable to broker-dealers and clearing organizations	$1,149,298
Accounts payable and accrued expenses	7,733
	1,157,031
Commitments and contingencies	-
Members' equity	335,043
	$1,492,074

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUES:	
Losses from trading activity	$ (19,101)
Underwriting fees	16,295
Interest income	20,813
	18,007
EXPENSES:	
Employee compensation and benefits	137,661
Floor brokerage, exchange and clearance fees	31,669
Communications and data processing	5,109
Occupancy	38,158
Interest and dividends	8,285
Other expenses	49,346
	270,228
NET LOSS	$(252,221)

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2007

Members' equity, January 1, 2007	$ 553,264
Member contribution	34,000
Net loss	(252,221)
Members' equity, December 31, 2007	$ 335,043

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(252,221)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation	6,385
(Increase) decrease in operating assets:	
Net receivable from broker-dealer and clearing organizations	(19,747)
Other assets	(24,466)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	6,880
NET CASH USED IN OPERATING ACTIVITIES	(283,169)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(25,840)
NET CASH USED IN INVESTING ACTIVITIES	(25,840)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	34,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	34,000
DECREASE IN CASH	(275,009)
CASH AT BEGINNING OF YEAR	512,816
CASH AT END OF YEAR	$ 237,807
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 8,285
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS

The Company is a securities broker dealer operating under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's FINRA membership was approved on September 11, 2007 and officially commenced operations as of that date. The Company operates as a registered limited liability company organized in the State of Delaware conducting business through its Memphis, Tennessee office.

The Company primarily transacts business with banks and other financial institutions, private organizations and individuals in a principal capacity of buying and selling various types of debt securities, which include obligations of the United States government, government agencies and state and local governments. The Company also acts as an agent for customers in acquiring certificates of deposits and private placement loans. In addition, the Company works directly with state and local governments as financial advisor and underwriter of new issues of municipal debt.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Southwest Securities, Inc. to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC) with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Underwriting Fees

Underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed.

As a result, no provisions for income taxes or deferred income taxes have been made.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007, consist of the following:

	Receivable	Payable
Clearing deposit	$25,344	$ -
Fees and commissions	-	4,273
Due to maintenance clearing organization for inventory	-	1,145,025
Other	2,430	-
	$27,774	$1,149,298

NOTE D - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

State and municipal obligations	$1,141,271

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2007 are approximately as listed below:

Year Ending	Amount
2008	$ 56,297
2009	39,149
2010	25,174
	$120,620

Certain leases contain renewal options and escalation clauses. Rent expense for 2007 aggregated to $14,616 and is included in the Occupancy expense line item in the Statement of Income.

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments as of December 31, 2007.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions of equity paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of approximately $182,645 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

NOTE H - COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2007, consist of the following:

Financial Statement Classification	Carrying Amount
Cash	$ 227,863
Securities owned	$1,141,271

NOTE I - RELATED PARTIES

The Company is a special purpose entity of The Harbor Bank of Maryland. The Harbor Bank of Maryland is a state charted commercial bank that has provided commercial and retail banking services in Baltimore, Maryland since 1982.

NOTE J - SUBSEQUENT EVENTS

On February 20, 2008, members of the Company contributed additional working capital in the amount of $625,000.

SUPPLEMENTARY INFORMATION

Alluvion Securities, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Schedule I

Net capital:		
Total members' equity		$335,043
Deductions and/or changes:		
Furniture and equipment, net	$57,301	
Other assets	27,921	(85,222)
Net capital before haircuts on securities positions		249,821
Haircuts on securities positions:		
Municipal securities		(67,176)
NET CAPITAL		$182,645
Aggregate indebtedness:		
Items included in statement of financial condition:		
Payable to broker-dealers and clearing organizations		$ 4,273
Accounts payable and accrued expenses		7,733
AGGREGATE INDEBTEDNESS		$ 12,006
Computation of basic net capital requirement:		
Minimum net capital required		$100,000
Excess net capital at 1000%		$181,444
Ratio of aggregate indebtedness to net capital		.07 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2007 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedule of Alluvion Securities, LLC for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedure followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Governors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Aurthority, and other regulatory agencies which would rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Cordova, Tennessee
February 22, 2008

Jackson Howell & Associates, PLLC

END